UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 7, 2015 (April 4, 2015)

American Realty Capital Global Trust, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	000-55202	45-2771978
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

405 Park Avenue, 14th Floor New York, New York 10022
(Address, including zip code, of Principal Executive Offices) Registrant's telephone number, including area code: (212) 415-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☑ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

See Item 8.01 below, which is incorporated by reference herein.

Item 3.03 Material Modification to Rights of Security Holders

See Item 8.01 below, which is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure

Company Presentation

American Realty Capital Global Trust, Inc. (the “Company”) prepared an investor presentation with respect to the Listing and Tender Offer (each as defined below). Directors, officers and other representatives of the Company intend to present some of or all of such investor presentation at various conferences and meetings beginning on April 7, 2015 and continuing for several weeks. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The information in this Item 7.01, as well as Exhibit 99.1 is deemed to have been furnished to, and shall not be deemed to have been filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, with, the Securities and Exchange Commission (the “SEC”), and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing (other than slides 2, 17, 20, 29, 30 and 31 thereto, which shall be deemed filed).

Item 8.01. Other Events

Listing on NYSE and Name Change

As previously announced, the Company intends to apply to list its common stock, par value $0.01 (“Common Stock”) on the New York Stock Exchange (“NYSE”) under the symbol “GNL”. The Company anticipates that its Common Stock will be listed on the NYSE during the week commencing May 4, 2015 (the “Listing”). In connection with the Listing, the Company intends to file Articles of Amendment to change the Company’s name to “Global Net Lease, Inc.”

Completion of the Listing is subject to final approval by the NYSE. There can be no assurance that the Company’s shares of Common Stock will be listed on the NYSE.

Tender Offer

In connection with the Listing, the Company also intends to commence an offer to purchase up to $125 million of shares of its Common Stock from its stockholders at a price of $10.50 per share (the “Tender Offer”), net to the tendering stockholders in cash, less any applicable withholding taxes and without interest. The Company believes the Tender Offer will augment the options available to stockholders in connection with the Listing by allowing them to tender all or a portion of their shares in the Tender Offer at a fixed price. If the Tender Offer is oversubscribed, proration of the tendered shares will be determined promptly after the Tender Offer expires. The Company intends to fund the Tender Offer with cash on hand and funds available under its existing credit facility. The Company expects to commence the Tender Offer on the date of the Listing and the Tender Offer will expire on the 20th business day thereafter (unless the Company extends the offer). The Tender Offer will be subject to certain conditions.

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials the Company intends to distribute to its stockholders and file with the SEC. The full details of the Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the Tender Offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Company by visiting EDGAR on the SEC website at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from the Company when the materials become available.

Reaffirmation of Current Monthly Distributions and Change to Payment Dates

The Company intends to continue payment of monthly distributions at an annualized rate of $0.71 per share. Historically, the Company has calculated its monthly distribution based upon daily record and distribution declaration dates so that its stockholders would be entitled to be paid distributions beginning with the month in which their shares were purchased. Following the Listing, the Company will pay distributions on the 15th day of each month to stockholders of record as of close of business on the 8th day of such month.

As the Listing is anticipated to occur during the week commencing May 4, 2015, the Company anticipates that: (i) it will pay the April 2015 distribution no later than May 5, 2015 to stockholders of record at the close of business each day during the previous month (i.e., April); (ii) it will pay distributions for the period beginning May 1, 2015 through and including the day prior to the Listing to stockholders of record on the close of business each day during such period, such distribution to be paid within 5 days of the day of Listing; (iii) for the limited period commencing on the day of Listing through May 8, 2015, the Company will pay a distribution of $0.000194506 per share per day on May 15, 2015, to stockholders of record at the close of business on May 8, 2015; and (iv) in respect of the May 2015 distribution, on June 15, 2015, it will pay a distribution of $0.059166667 per share to stockholders of record at the close of business on June 8, 2015.

Notice of Amendment and Suspension of Distribution Reinvestment Program

In connection with the Listing and the Tender Offer, the Company hereby provides notice to its stockholders that, pursuant to the terms of the Company’s Distribution Reinvestment Plan (the “DRIP”), the Board approved an amendment to the DRIP (the “DRIP Amendment”) that enables the Company to suspend the DRIP. Subsequently, pursuant to the DRIP as amended by the DRIP Amendment, the Board approved the suspension of the DRIP, effective immediately. The final issuance of shares of Common Stock pursuant to the DRIP will occur in connection with the Company’s April distribution payable no later than May 5, 2015.

Notice of Termination of Share Repurchase Program

Also in connection with the Listing and the Tender Offer, pursuant to the requirements of applicable tender offer rules, on April 4, 2015, the Board approved the termination of the Company’s Share Repurchase Program (“SRP”). The Company has processed all of the requests received under the SRP to date for the first quarter of 2015 and will not process further requests.

Amendments to Advisory Agreement

On April 4, 2015, the Company entered into the First Amendment (the “First Amendment”) to the Third Amended and Restated Advisory Agreement (the “Advisory Agreement”) by and among the Company, American Realty Capital Global Operating Partnership, L.P. (the “Operating Partnership”) and American Realty Capital Global Advisors, LLC (“Advisor”), which, among other things, provides that:

•	commencing April 1, 2015, the Operating Partnership will no longer issue Class B operating partnership units in the Operating Partnership and the Company will recommence payment of an asset management fee to the Advisor or its assignees in an amount equal to 0.75% per annum of the cost of assets, which will be payable in cash or Common Stock, or a combination of both, at the Advisor’s election, monthly; and

•	effective as of the date upon which the conditions set forth in Article XIII (Amendments)(ii) of the Company’s Articles of Amendment and Restatement are satisfied, the Advisory Agreement will be automatically renewed annually for additional one-year periods, unless the Company or Advisor elects not renew the Advisory Agreement through the provision of 60-days’ written notice prior to the then current annual renewal term. Notwithstanding the foregoing, the Advisory Agreement may be terminated at any time upon 45-days’ written notice by the Advisor for good reason or upon a change of control or by the independent directors of the company with cause.

The description of the First Amendment in this Current Report on Form 8-K is a summary and is qualified in its entirety by the terms of the First Amendment attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

The statements in this Current Report on Form 8-K include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent annual report on Form 10-K. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description
10.1	First Amendment to Third Amended and Restated Advisory Agreement
99.1	Investor Presentation dated April 7, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Realty Capital Global Trust, Inc.

Date: April 7, 2015	By:	/s/ Scott J. Bowman
Scott J. Bowman
Chief Executive Officer